UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                               (AMENDMENT NO. 3)


                                  K Swiss Inc.
        ----------------------------------------------------------------
                                (Name of issuer)



                Class A Common Stock, $0.01 par value per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    482686-10-2
                          -----------------------------
                                 (CUSIP number)

            Stanley J. Bernstein, Chairman, The Biltrite Corporation,
          Stephen A. Fine, Two University Office Park, 51 Sawyer Road,
         Waltham, MA 02254; with a copy to Don S. DeAmicis, Ropes & Gray,
                    One International Place, Boston, MA 02110

 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                 April 27; May 4, 11, 14, 20, 21, 22, 1998
             ------------------------------------------------------
             (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 482686-10-2                                     Page 2 of 6 Pages


1.
           NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           The Biltrite Corporation 04-3031551
                                                                       (a)
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (b)  X

3.         SEC USE ONLY

4.         SOURCE OF FUNDS
           WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
                         7. SOLE VOTING POWER
        NUMBER OF
         SHARES          8. SHARED VOTING POWER
      BENEFICIALLY          396,394
        OWNED BY         9. SOLE DISPOSITIVE POWER
          EACH
        REPORTING       10. SHARED DISPOSITIVE POWER
         PERSON             396,394
          WITH

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           396,394

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.9

14.        TYPE OF REPORTING PERSON
           CO

                                  SCHEDULE 13D

CUSIP No. 482686-10-2                                        Page 3 of 6 Pages







1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Stanley J. Bernstein ###-##-####

                                                                     (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)  X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS
          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
                            7. SOLE VOTING POWER
         NUMBER OF
          SHARES            8. SHARED VOTING POWER
       BENEFICIALLY            396,394
         OWNED BY           9. SOLE DISPOSITIVE POWER
           EACH
         REPORTING         10. SHARED DISPOSITIVE POWER
          PERSON               396,394
           WITH

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          396,394

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.9

14.       TYPE OF REPORTING PERSON
          IN

                                  SCHEDULE 13D

CUSIP No. 482686-10-2                                        Page 4 of 6 Pages

1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Stephen A. Fine ###-##-####
                                                                      (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)  X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS
          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

                            7. SOLE VOTING POWER
         NUMBER OF
          SHARES            8. SHARED VOTING POWER
       BENEFICIALLY            396,394
         OWNED BY           9. SOLE DISPOSITIVE POWER
           EACH
         REPORTING         10. SHARED DISPOSITIVE POWER
          PERSON               396,394
           WITH

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          396,394

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.9

14.       TYPE OF REPORTING PERSON
          IN


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         The Biltrite Corporation ("Biltrite") is the beneficial owner of the shares of K-Swiss Inc. (the "Company") to which this Schedule relates. Biltrite has both the power to vote and the power to dispose of such shares.

         Under the definition of "beneficial ownership" in Rule 13d-3 of the Rules and Regulations under the Securities Exchange Act of 1934, Stanley J. Bernstein and Stephen A. Fine might also be deemed to be the beneficial owners (together with Biltrite) of the shares because Stanley J. Bernstein and Stephen
A. Fine each are directors of Biltrite and collectively beneficially own 100% of the voting shares of Biltrite.

         Commencing on April 27, 1998 and continuing through May 22, 1998, Biltrite has converted 117,400 shares of Class B Common Stock of the Company into Class A Common Stock of the Company, and sold 117,400 shares of Class A Common Stock on such dates, in such amounts and at such prices as set forth below. All sales were effected by open market transactions.

         Date                               No. of Shares               Price
         ----                               -------------               -----
         April 27, 1998                      1,000                     $22.25
         May 4, 1998                        25,500                      21.375
         May 4, 1998                        20,000                      21.25
         May 11, 1998                        5,400                      20.875
         May 14, 1998                        3,000                      20.50
         May 14, 1998                          500                      20.75
         May 20, 1998                        7,500                      20.50
         May 20, 1998                        2,500                      20.25
         May 21, 1998                        2,000                      20.25
         May 22, 1998                       50,000                      19.25

         As a result of these sales, Biltrite, as of the date hereof, is the beneficial owner of 386,394 shares of Class B Common Stock, or 17.4% of the Class B Common Stock outstanding, and 10,000 shares of Class A Common Stock. Assuming all Class B Common Stock held by Biltrite were converted into Class A Common Stock, Biltrite would be the beneficial owner of 10.9% of the Class A Common Stock.
                                   Page 5 of 6

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            THE BILTRITE CORPORATION



                                            By:/s/ Stanley J. Bernstein
                                            _________________________________
                                               Stanley J. Bernstein, Chairman


                                            /s/ Stanley J. Bernstein
                                            ----------------------------
                                            Stanley J. Bernstein


                                            /s/ Stephen A. Fine
                                            ----------------------------
                                            Stephen A. Fine

Dated:  May 29, 1998




                                   Page 6 of 6



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